1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ☑            Form 40-F       ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       ☐            No       ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 25, 2004	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
For the month of May 2004

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2004.

1)	The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares held as	Number of shares held as
Title	Name	of April 30, 2004	of May 30, 2004	Changes
Director, President & COO	Rick Tsai	20,657,456	20,597,456	-60,000
Vice President	Mark Liu	7,913,995	7,863,995	-50,000
Vice President & General Counsel	Richard Thurston	814,309	764,309	-50,000
Senior Director	L.C. Tu	6,267,701	6,265,701	-2,000

2)	The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3)	The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$10,190,967,884
Facility and engineering equipment	NT$650,732,272
Shinkong Chi-Shin Fund	NT$1,600,000,000
California Infrastructure-Asset Backed Securities	US$9,479,019
Daimler Chrysler Auto Trust-Asset Backed Securities	US$9,899,416

4)	The disposition of assets: None.